[redacted]

15046851

S
COMMISSION
20549

SEC
Mail Processing
Section

MAR 02 2015

Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKWOOD SECURITIES PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

72 CHERRY HILL DRIVE
(No. and Street)

BEVERLY	MASSACHUSETTS	01915
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOYCE M MOORE — 978-927-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

2 INTERNATIONAL PLACE, 4TH FLOOR	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOYCE M. MOORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROOKWOOD SECURITIES PARTNERS, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookwood

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

BY FEDERAL EXPRESS

February 25, 2015

SEC
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Re: Brookwood Securities Partners, LLC CRD #35187 SEC #8-46627

Dear Sir or Madam:

Enclosed please find two copies of the annual audited financial statements for the above-referenced broker-dealer.

Additionally, enclosed please also find the Statement of Financial Condition as of December 31, 2014 for the above-referenced broker-dealer. This information is not marked as confidential and therefore can be posted for public inspection.

Please call me at (978) 927-8300 if you have any questions regarding this material.

Sincerely,

Joyce M Moore

Joyce M. Moore
Chief Financial Officer

Enclosure

Brookwood Securities Partners, LLC

72 Cherry Hill Drive
Beverly, MA 01915

(978) 927-8300 main
(978) 927-0499 fax

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2014 and 2013

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2014 and 2013

Brookwood Securities Partners, LLC

Contents

BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

Two International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

To the Sole Member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC as of December 31, 2014 and 2013. These financial statements are the responsibility of Brookwood Securities Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. Brookwood Securities Partners, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Brookwood Securities Partners, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Brookwood Securities Partners, LLC at December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 26, 2015

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,		2014		2013
Assets				
Cash and Cash Equivalents	$	530,706	$	107,667
Due from Affiliate		91,937		146,407
Prepaid Expenses and Other Assets		33,838		29,931
Total Assets	$	656,481	$	284,005
Liabilities and Member's Equity				
Commissions Payable	$	87,188	$	-
Due to Affiliate		6,190		5,260
Accrued Bonus		40,000		25,000
Accounts Payable and Accrued Expenses		49,654		33,575
Total Liabilities		183,032		63,835
Member's Equity		473,449		220,170
Total Liabilities and Member's Equity	$	656,481	$	284,005

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs") in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the Financial Industry Regulatory Authority, Inc. The Programs are managed by affiliates of the Company.

In December 2010, the limited partnership was converted to a limited liability company. Brookwood Financial Partners, LLC, the former sole limited partner and 99% interest holder in the partnership structure, became the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, money market funds and short term cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

New Accounting Standard Not Yet Adopted

Presentation of Financial Statements - Going Concern

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements - Going Concern,* which defines when and how companies are required to disclose going concern uncertainties, which must be evaluated each annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity's going concern presumption. The new guidance is effective for the Company's fiscal year ending December 31, 2017 on a prospective basis. Early adoption is permitted. The Company has not yet adopted the standard and does not expect any significant impact on its financial statements.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2014, the Company had $347,674 of net capital, which was $335,472 in excess of required net capital. At December 31, 2013, the Company had $43,832 of net capital, which was $38,832 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 0.53 as of December 31, 2014 and 1.46 as of December 31, 2013. The Company is exempt under provision (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	**2014**	2013
Member's equity qualified for net capital	**$ 473,449**	$ 220,170
Less non-allowable assets	**125,775**	176,338
Net capital under SEC Rule 15c3-1	**$ 347,674**	$ 43,832

4. Transactions with Affiliates

The Company has entered into an expense agreement with its member, Brookwood Financial Partners, LLC, to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities are paid by the Company. As of December 31, 2014 and 2013, $6,190 and $5,260 respectively, were reimbursable to Brookwood Financial Partners, LLC for expenses relating to the Company's brokerage activities.

The Company acts as placement agent for Programs sponsored by its sole member, Brookwood Financial Partners, LLC. As of December 31, 2014 and 2013 $90,675 and $146,407, respectively, were unpaid fees and were included in due from affiliate, in the accompanying statements of financial condition. In 2014, Brookwood Financial Partners, LLC received a refund of shipping charges that were due back to the Company. As of December 31, 2014, these charges were $1,262 and were included in due from affiliate.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Fair Value

The Company follows the provisions of ASC Topic 820, *Fair Value Measurement*, which defines fair value and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs, requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing its assets and liabilities based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those held by the Company. The Company estimates the price of any assets for which there are only unobservable inputs by using assumptions that market participants, having investments in the same or similar assets, would use for such assets based on best information available in the circumstances. Pursuant to ASC 820, the input hierarchy is broken down into three levels based on the degree to which the input is observable as follows:

Level 1 - Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any judgment. Examples include equity that is actively traded on a major exchange and mutual funds.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date. Most debt securities, preferred stocks, certain equity securities, short-term investments and derivatives are model priced using observable inputs and are classified with Level 2.

Level 3 - Valuation based on inputs that are unobservable and reflect management's best estimate of what market participants would use as fair value. Examples include investments in limited partnerships, limited liability investment companies and private equity investments.

The following tables show, by level within the fair value hierarchy, the Company's financial assets that are reported at fair value on a recurring basis as of December 31, 2014 and 2013. The financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the asset or liability's placement within the fair value hierarchy levels.

Fair Value at December 31, 2014	Level 1
Money market funds	$ 432,450

Fair Value at December 31, 2013	Level 1
Money market funds	$ 59,932

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2014 through the date the financial statements were issued.